==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)

                            HILITE INDUSTRIES, INC.
                                (NAME OF ISSUER)

                            HILITE INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  431353 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SAMUEL M. BERRY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                            HILITE INDUSTRIES, INC.
                                1671 S. BROADWAY
                            CARROLLTON, TEXAS 75006
                           TELEPHONE: (972) 242-2116

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies to:

         EDWARD R. MANDELL, ESQ.                CHRISTOPHER M. KELLY, ESQ.
         JORDAN A. HORVATH, ESQ.                PATRICK J. LEDDY, ESQ.
         PARKER CHAPIN FLATTAU & KLIMPL, LLP    JONES, DAY, REAVIS & POGUE
         1211 AVENUE OF THE AMERICAS            901 LAKESIDE AVENUE
         NEW YORK, NEW YORK  10036              CLEVELAND, OH 44114
         (212) 704-6000                         (216) 586-3939

                                  MAY 3, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
==============================================================================
    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
         $71,537,850                                          $14,308
===============================================================================

* For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,200 shares of common stock of Hilite Industries, Inc. (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.
==============================================================================

                                 SCHEDULE 13E-4
                                  INTRODUCTION

          This Amendment No. 2 to the Issuer Tender Offer Statement (this "Statement") relates to the offer by Hilite Industries, Inc., a Delaware corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $0.01 par value per share ("Shares"), for $14.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal dated May 3, 1999 (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Statement was initially filed with the Securities and Exchange Commission on May 3, 1999 and Amendment No. 1 to the Statement was filed with the Securities and Exchange Commission on May 19, 1999.

Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE.

         The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS - Background of the Transactions," "SPECIAL FACTORS - Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS - Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions" "SPECIAL FACTORS - Plans for the Company After the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS - The Merger Agreement and the Stockholders Agreement" and "THE TENDER OFFER - Section 11. Effects of the Transactions on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

         Item 3 is hereby amended and supplemented as follows:

         The following two paragraphs are hereby added as the final two paragraphs under "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions" contained in the Offer to Purchase:

              "The structure of the Transactions was the result of extensive negotiations between Buyer and the Company. In connection with such negotiations, Buyer indicated its desire to structure the Transactions to qualify for recapitalization accounting. In order to induce Buyer to proceed with the Transactions and to provide the Company's stockholders with the benefits of Buyer's offer for the Company, the Company ultimately agreed to proceed based on Buyer's proposed structure.

              The Board of Directors decided to pursue the Transactions at this time because of (i) the anticipated impact of certain trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and global presence for continuous growth, (ii) the perceived undervaluation of the Shares in the market and (iii) the lack of liquidity for the Shares and the determination that a private sale of the Company would likely provide substantially greater value to the Company's stockholders than could be obtained through the public market."

ITEM 7.  FINANCIAL INFORMATION.

         (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company", "TENDER OFFER -- Section 8. Recent Developments" and "THE TENDER OFFER -- Section 9. Summary Historical Financial Information" is incorporated herein by reference. In addition, the Company's audited financial statements and related notes as of June 30, 1998 and June 30, 1997 and for the years ended June 30, 1998, and the Company's unaudited Balance Sheet as of March 31, 1999 and June 30, 1998, the Statements of Operations for the Three and Nine-Month Periods ended March 31, 1999 and 1998 and Statements of Cash Flows for the Nine-Month Periods Ended March 31, 1999 and 1998.

         (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS-Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" is incorporated herein by reference.

         Item 7(b) is hereby amended and supplemented as follows:

         The following sentence is hereby deleted from the first paragraph under "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

         "Neither the Company nor any other party assumes any responsibility for the accuracy or validity of the Projections."

         In addition, the projections set forth under "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase have been revised. Specifically, the following paragraph is hereby added to the end of "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

                  "The above described projections were calculated based on the following assumptions:

                  (i) The Company's sales department estimated monthly quantity estimates for fiscal year 1999 and quarterly quantity for fiscal years 2000 and 2001. The part number sales estimates were based upon an annual build rate of 15 million unit U.S. automotive production. Based on that information, the existing standard cost in the Company's system was applied to the related part numbers to calculate the standard gross margin. For new programs that did not have a standard cost in the Company's system, an estimated cost was determined based upon bid estimates.

                  (ii) Material, labor and overhead variances were estimated on a divisional basis based upon past experience and other known factors. Gross margin was then computed based upon these results. The gross margin percentages were reviewed for consistency and reasonableness.

                  (iii) Detailed selling, general and administrative expenses were estimated based upon historical experience and other known factors.

                  (iv) Interest was calculated on estimated loan balances using scheduled interest rates with no fluctuations expected in rates in the future.

                  (v) Taxes were applied on a straight 37.5% of the Company's profit with respect to Company's Dallas, Texas operations, and 38% at the Company's subsidiary, North American Spring & Stamping, Inc., consistent with past practices."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(10)  Press Release issued by the Company on May 28, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 28, 1999

                                   HILITE INDUSTRIES, INC.



                                   /s/ Samuel M. Berry
                                   ------------------------------------------
                                   By:  Samuel M. Berry
                                        President and Chief Operating Officer

                                  EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION


(a)(10)          Press Release issued by the Company on May 28, 1999.
